UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
Under the Securities Exchange Act of 1934
(Amendment No. )*

ReneSola Ltd

(Name of Issuer)

Shares

(Title of Class of Securities)

G7500C 106

(CUSIP Number)

April 4, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: G7500C 106

(1)	NAME OF REPORTING PERSONS
Deyi Shi
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
6,443,622 shares (consisting of 6,358,400 shares directly held and 85,222 shares beneficially owned by Mr. Shi through Superpower Investments Ltd. to which Mr. Shi is the settler.)
(6) SHARED VOTING POWER
3,451,048 shares (consisting of 2,711,048 shares jointly held by Mr. Shi and his wife, Ms. Xiaohui Qiao, and 740,000 shares held by Mr. Shi’s daughter, Ms. Wendy Shi)
(7) SOLE DISPOSITIVE POWER
6,443,622 shares (consisting of 6,358,400 shares directly held and 85,222 shares beneficially owned by Mr. Shi through Superpower Investments Ltd. to which Mr. Shi is the settler.)
(8) SHARED DISPOSITIVE POWER
3,451,048 shares (consisting of 2,711,048 shares jointly held by Mr. Shi and his wife, Ms. Xiaohui Qiao, and 740,000 shares held by Mr. Shi’s daughter, Ms. Wendy Shi)
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,894,670 shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.7%
(12)	TYPE OF REPORTING PERSON*
IN

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Item 1(a). Name of Issuer:

ReneSola Ltd

Item 1(b). Address of Issuer’s Principal Executive Offices:

No. 8 Baoqun Road
Yaozhuang County, Jiashan Town
Zhejiang Province 314117
People’s Republic of China

Item 2(a). Name of Person Filing:

Shi Deyi (“Mr. Shi”)

Item 2(b). Address of Principal Business Office or, if None, Residence:

Mr. Shi’s address is c/o Block O, 5/F, Hongqiao Business Center, No. 2272 Hongqiao Road, Shanghai 200336, China.

Item 2(c). Citizenship:

Mr. Shi is a citizen of the People’s Republic of China.

Item 2(d). Title of Class of Securities:

Shares of no par value

Item 2(e). CUSIP Number:

G7500C 106

Item 3. Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable

Item 4 Ownership:

The following information with respect to the ownership of the shares of the issuer by the reporting person is provided as of the date hereof:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Shi Deyi	9,894,670 shares	5.7%	6,443,622 shares(2)	3,451,048 shares(3)(4)	6,443,622 shares(2)	3,451,048 shares(3)(4)

(1)	Percentage of beneficial ownership of each listed person is based on 172,613,664 shares outstanding as of the date of the annual report on Form 20-F of the issuer for the year ended December 31, 2011 that the issuer filed on April 27, 2012.

(2)	Consists of 6,358,400 shares held by Mr. Shi and 85,222 shares beneficially owned by Mr. Shi through Superpower Investments Ltd. (“Superpower”), a Cayman Islands company. Superpower is held by a revocable trust (“Trust”) established by Merrill Lynch Bank and Trust Company (Cayman) Limited, as trustee. Pursuant to the terms of the Trust, Mr. Shi, as the settlor of the Trust, has the investment, purchase and sale power, and may direct Superpower as to rights of ownership, of the assets held by Superpower, which includes the right to vote and dispose of the shares of the issuer held by Superpower. Therefore, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Mr. Shi is deemed to beneficially own all of the shares of the issuer held by Superpower. The above shares are held in the form of American depositary shares (“ADSs”).

(3)	Consists of 2,711,048 shares jointly held by Mr. Shi and his wife, Ms. Xiaohui Qiao. Mr. Shi and Ms. Xiaohui Qiao may each be deemed to be the beneficial owner of all the shares held jointly. The above shares are held in the form of ADSs.

(4)	Consists of 740,000 shares held by Mr. Shi’s daughter, Ms. Wendy Shi. Mr. Shi disclaims the beneficial ownership in the shares of the issuer held by Ms. Wendy Shi. The above shares are held in the form of ADSs.

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Item 5. Ownership of Five Percent or Less of a Class:

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certifications:

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2012

/s/ Deyi Shi
Deyi Shi

[Signature Page to Schedule 13G]

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